June 3, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (404) 806-3801

Vance R. Martin
President
The Money Tree Inc.
114 South Broad Street
Bainbridge, Georgia 39817

Re:	The Money Tree Inc.
	Form S-1 filed May 6, 2005
	File No. 333-122531

	Form S-1 filed May 6, 2005
	Form No. 333-122533

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please incorporate all corresponding changes requested below into the Form S-1, file no. 333-122533, as appropriate.

2. Please advise why each post-interest rate adjustment period debenture is not a new security requiring registration.

3. Please include updated interim financial statements and MD&A in your next amendment. Refer to Rule 3-12 of Regulation S-X and Item
303(b) of Regulation S-K.

Sales material

4. Please reconcile the discussion of the use of sales material with the information in the second paragraph of Plan of Distribution, page
67, which refers to roadway signs and newspaper ads.

5. The general and local paper advertisements appear to contain more information than is permitted under Rule 134. Please revise.

Cover Page

6. Please confirm that your cover page does not, or will not, exceed the one-page limit imposed by Item 501(a) of Regulation S-B. We note that currently it is on two pages.

Risk Factors, page 12

7. In the second risk factor, please include the disclosure found on
page 38 that the company is "substantially reliant upon the net offering proceeds...."

Management`s Discussion and Analysis

Overview, page 18

8. We note your response to our prior comment 28 that your tabular presentation of gross receivables and contracts exclude bankrupt accounts. To avoid confusion and for consistency with your financial statements, please revise your tabular presentations of loans and contracts throughout your document to include bankrupt accounts that have not been charged-off. You may quantify the amounts of bankrupt accounts parenthetically or in a footnote to your tabular presentations. .

Rate / Volume Analysis, page 22

9. The total net increase in interest income on finance receivables for the fiscal year ended September 25, 2004 disclosed in this table does not agree to the total net increase as reported on your Consolidated Statements of Income. Please revise as necessary.

Loans and Contracts Liquidated and Outstanding, page 24

10. We note your revised disclosure in response to our prior comment
38. Please revise to include a narrative explanation of what this tabular presentation depicts. The heading "Loans and Contracts Liquidated" may imply that the amounts disclosed represent cash flows. Clarify whether the amounts of refinancing disclosed in your tabular presentation represents cash flows and describe the nature of the cash flows.

11. Using the information disclosed in your tabular presentation here and the amounts of loans originated as disclosed on pages 18 and 19, please revise to include a tabular roll-forward for each category of receivables for each period presented.

12. We note your response to our prior comment 54. Please revise to describe the changes in asset quality and other factors that resulted in the significant increases in charge-offs of your direct consumer loans and motor vehicle installment sales contracts. Quantify the amount of net charge-offs relative to the average balance for each loan category and your total gross portfolio for each period presented.

Delinquency Information, page 25

13. Please revise to describe how you evaluate the delinquency status of an account that is delinquent when refinanced.

14. We note your revised disclosure in response to our prior comment
39. Please revise to quantify the amount of interest income included in net income attributable to loans classified as non-accrual or restructured as of the period end. Refer to Instruction (2)(ii) of
Item III.C.1 of Industry Guide 3.

Business
Lending and Collection Operations, page 41

15. We note your disclosure that a refinancing represents a new loan with an existing customer in which a portion of the new loan is used to repay the balance of an existing loan and the remaining portion is advanced to the customer. Please revise to quantify the gross amount of new loans that are the result of refinancing transactions, the amount that was used to repay existing loans, and the amount advanced to the customer for each period presented.

Allowance for Credit Losses, page 44

16. We note your revised disclosure in response to our prior comments
52 and 70. To help investors understand the extent to which the various evaluations you perform impact your allowance, please revise to quantify the amount of your allowance for each period presented attributable to the following:

* Your evaluation of net charge-offs relative to the average net receivables;
* Your review of loans with higher balances;
* Your evaluation of inherent risks and changes in the composition of your loan portfolio; and
* Your consideration of delinquency trends, economic conditions, and industry factors.

Audited Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies - Income
Recognition, page F-9

17. We note your supplemental responses to our prior comments 66 and
68. Your disclosure regarding commissions on credit insurance products implies that your ability to earn and recognize commission revenues is dependent on the insurance coverage`s risk exposure. We do not note any disclosure regarding your non-credit insurance products. Your supplemental response appears to suggest that commissions are recognized over the term of the policy due to refund policies provided for in your agency agreement in the case of early termination of policies. Please revise your disclosure to clearly describe the following:

* The nature of any contingencies related to the recognition of commissions on credit and non-credit insurance product sales;
* Why you defer revenue recognition over the life of the related contract; and
* Your basis for using the insurance coverage`s risk exposure as your estimate of the term that you earn and recognize the commissions for credit and non-credit insurance products.

18. Please revise to describe your accounting policy for recognizing commissions from motor club memberships.

Note 2 - Summary of Significant Accounting Policies - Credit
Losses,
page F-11

19. We note your supplemental response to our prior comment 71. Please tell us why there are contingency fees based upon the amount of the settlement with the insurance underwriter for your non-file insurance. Provide us with a hypothetical example explaining why and how you would determine the amount of the contingency fees associated with a non-file insurance claim and settlement. Related to your example, please describe the timing of the filed claim, when you would pay the contingency fee, and when you receive the settlement from the insurer.

Note 2 - Summary of Significant Accounting Policies - Non-file
Insurance, page F-12

20. We note your supplemental response to our prior comment 71 that the receivable is recorded at the time the claim is filed. Please tell us your basis for recording the receivable when the claim is filed. Tell us how you concluded that this does not represent a gain contingency. Refer to paragraph 17 of SFAS 5.

Note 8 - Debt, page F-20

21. Please revise to clarify when interest and principal payments are due on your variable rate subordinated debentures and demand notes due to individuals.

Note 17 - Acquisitions, page F-28

22. We note your response to our prior comment 60 that you did not purchase any loan portfolios outside of the business acquisitions reflected in Note 17 of the Consolidated Financial Statements. Please revise your disclosure to reconcile the amount of net receivables purchased disclosed in this note to the amount of gross receivables purchased as disclosed on pages 18 and 19.

Exhibits

23. We note that the indentures of both issues are dated April 27, 2005. Please file the actual indentures as exhibits.

24. Please revise the exhibit list to indicate that Exhibit 10.2 is not a form of the service agreement.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Joyce Sweeney, Accounting Branch Chief at (202) 551-
3449
if you have questions regarding comments on the financial
statements
and related matters.  Please contact Gregory Dundas at (202) 551-
3436
or me at (202) 551-3698 with any other questions.

						Sincerely,



Mark Webb
Legal Branch Chief

cc:	Michael K. Rafter, Esq.
	Schiff Hardin LLP
	1230 Peachtree Street, 18th  Floor
	Atlanta, Georgia 30309

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The Money Tree Inc.
Page 6